Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Dividend Capital Total Realty Trust Inc.

We hereby consent to the incorporation by reference of our reports in this Registration Statement on Form S-11, the first of which is dated January 8, 2009, with respect to the statement of revenues and certain expenses for the year ended December 31, 2007, for the Millennium Financial Center; the second of which is dated May 8, 2009, with respect to the statement of revenues and certain expenses for the year ended December 31, 2008, for the Connecticut Avenue Office Center; and the third of which is dated May 8, 2009, with respect to the statement of revenues and certain expenses for the year ended December 31, 2008, for the Greater DC Retail Center. We further consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado

July 17, 2009